                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  X    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the fiscal year ended December 31, 1998

                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----


                          Commission file number 1-3950

--------------------------------------------------------------------------------


            PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT
                            (Full title of the plan)


--------------------------------------------------------------------------------


                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

REQUIRED INFORMATION

Financial Statements

       Statement of Net Assets Available for Plan Benefits, as of December 31, 1998 and 1997.

       Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1998.

       Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1998.

       Schedule II - Reportable Transactions for the Year Ended December 31,
1998.


Exhibit

Designation             Description                          Method of Filing

Exhibit 23     Consent of PricewaterhouseCoopers LLP     Filed with this Report.



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Primus Automotive Financial Services, Inc. Prime Account Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                   PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC.
                   PRIME ACCOUNT COMMITTEE


                   By: /s/Thomas E. Hoppes
                       ------------------------------------------
                       Thomas E. Hoppes, Chairman
                       Primus Automotive Financial Services, Inc.
                       Prime Account Committee

June 25, 1999

PRIMUS AUTOMOTIVE FINANCIAL
SERVICES, INC. PRIME ACCOUNT
401(K) TAX-DEFERRED SAVINGS
PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K)
TAX-DEFERRED SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                           PAGES



Report of Independent Accountants......................................        2


Financial Statements:

    Statements of Net Assets Available for Plan Benefits as
         of December 31, 1998 and 1997.................................        3

    Statement of Changes in Net Assets Available for Plan Benefits
         for the Years Ended December 31, 1998.........................      4-6

    Notes to Financial Statements......................................     7-14


Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes
         as of December 31, 1998.......................................       15

    Item 27d - Schedule of Reportable Transactions for the Year
         Ended December 31, 1998.......................................    16-17

REPORT OF INDEPENDENT ACCOUNTANTS


To the Boards of Directors of
Ford Motor Company and
PRIMUS Automotive Financial Services, Inc.:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions of the PRIMUS Prime Account 401(k) Tax-Deferred Savings Plan as of December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



May 27, 1999

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K)
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1998 and 1997


                                       ASSETS                                              1998               1997
Investments, at fair value                                                            $    24,419,506    $   14,573,998
Participant loans receivable                                                                1,031,978           592,731
                                                                                      ----------------   ---------------

       Net assets available for plan benefits                                         $    25,451,484    $   15,166,729
                                                                                      ================   ===============

The accompanying notes are an integral part of the financial statements.

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K) TAX-DEFERRED SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1998



                                                                                     PARTICIPANT-DIRECTED
                                                                   ---------------------------------------------------------
                                                                                  RETIREMENT
                                                                                  GOVERNMENT                    GROWTH
                                                                      FORD           MONEY      INTERMEDIATE      AND
                                                                      STOCK         MARKET         BOND         INCOME
                                                                      FUND         PORTFOLIO       FUND        PORTFOLIO
                                                                   ------------   ------------  ------------  ------------
Additions:
    Employee contributions                                         $   443,767    $   167,984   $    86,078   $   365,628
    Employer contributions                                             232,493         98,817        48,284       193,289
    Rollover contributions                                             104,232         35,182        14,001        53,109
    Interest and dividend income                                       437,059        124,418        77,604       113,345
    Net appreciation (depreciation) in fair value of investments       508,915             --         7,569       249,517
    Loans,  interest repayments                                         11,727          3,544         2,013         5,034
    Loans, principal repayments                                         58,370         20,033        14,584        27,421
    Transfers in                                                        63,135            152           453        27,707
    Exchanges in (out)                                                 140,560        262,250       359,753      (153,931)
                                                                   ------------   ------------  ------------  ------------

       Total additions                                               2,000,258        712,380       610,339       881,119
                                                                   ------------   ------------  ------------  ------------

Deductions:
    Distributions                                                      106,854        112,000        16,890       111,035
    Loans to participants                                              182,450         45,785        37,779        67,248
    Forfeitures                                                         10,372        (87,089)          747        11,904
                                                                   ------------   ------------  ------------    ----------

       Total deductions                                                299,676         70,696        55,416       190,187
                                                                   ------------   ------------  ------------  ------------

       Net additions                                                 1,700,582        641,684       554,923       690,932

Net assets available for plan benefits, beginning of year            1,526,387      1,319,234       729,896     1,003,655
                                                                   ------------   ------------  ------------  ------------

       Net assets available for plan benefits, end of year         $ 3,226,969    $ 1,960,918   $ 1,284,819   $ 1,694,587
                                                                   ============   ============  ============  ============

                                                                             PARTICIPANT-DIRECTED
                                                                   ----------------------------------------

                                                                                    U.S.
                                                                                   EQUITY
                                                                     PURITAN       INDEX
                                                                      FUND       PORTFOLIO      SUBTOTAL
                                                                   -----------  ------------  -------------
Additions:
    Employee contributions                                         $   90,518   $   337,327   $  1,491,302
    Employer contributions                                             49,769       177,785        800,437
    Rollover contributions                                              8,318        78,212        293,054
    Interest and dividend income                                       47,865       107,639        907,930
    Net appreciation (depreciation) in fair value of investments       14,441     1,005,352      1,785,794
    Loans,  interest repayments                                           827         7,918         31,063
    Loans, principal repayments                                         5,334        53,197        178,939
    Transfers in                                                        4,763            --         96,210
    Exchanges in (out)                                                  6,217      (198,669)       416,180
                                                                   -----------  ------------  -------------

       Total additions                                                228,052     1,568,761      6,000,909
                                                                   -----------  ------------  -------------

Deductions:
    Distributions                                                      55,847       189,936        592,562
    Loans to participants                                              12,732       129,629        475,623
    Forfeitures                                                         5,227         5,417        (53,422)
                                                                   -----------   -----------  -------------

       Total deductions                                                73,806       324,982      1,014,763
                                                                   -----------  ------------  -------------

       Net additions                                                  154,246     1,243,779      4,986,146

Net assets available for plan benefits, beginning of year             280,301     3,374,572      8,234,045
                                                                   -----------  ------------  -------------

       Net assets available for plan benefits, end of year         $  434,547   $ 4,618,351   $ 13,220,191
                                                                   ===========  ============  =============


The accompanying notes are an integral part of the financial statements.

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K) TAX-DEFERRED SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, CONTINUED for the year ended December 31, 1998


                                                                                      PARTICIPANT-DIRECTED
                                                                     -------------------------------------------------------
                                                                      BLUE CHIP                   GROWTH
                                                                       GROWTH                     COMPANY       MAGELLAN
                                                                        FUND       CONTRAFUND       FUND          FUND
                                                                     -----------  ------------  -----------   ------------
Additions:
    Employee contributions                                           $  343,396   $   275,449   $  200,906    $   554,281
    Employer contributions                                              185,117       139,943      102,625        308,574
    Rollover contributions                                              125,012        38,566      157,241         81,910
    Interest and dividend income                                        104,275       122,325       91,795        284,546
    Net appreciation (depreciation) in fair value of investments        347,745       214,189      131,395        880,259
    Loan, interest repayments                                             6,523         3,698        2,186         16,378
    Loans, principal repayments                                          31,862        22,984       15,225         94,314
    Transfers in                                                         28,326        23,122       32,012         37,702
    Exchanges in (out)                                                  (79,259)     (106,445)     (22,643)       (29,581)
                                                                     -----------  ------------  -----------   ------------

      Total additions                                                 1,092,997       733,831      710,742      2,228,383
                                                                     -----------  ------------  -----------   ------------

Deductions:
    Distributions                                                        89,158        76,133       33,097        155,029
    Loans to participants                                                68,839        42,107       27,600        214,831
    Forfeitures                                                          13,361         8,298        5,328         16,860
                                                                     -----------  ------------  -----------   ------------

      Total deductions                                                  171,358       126,538       66,025        386,720
                                                                     -----------  ------------  -----------   ------------

      Net additions                                                     921,639       607,293      644,717      1,841,663

Net assets available for plan benefits, beginning of year               952,249       845,248      539,236      2,792,895
                                                                     -----------  ------------  -----------   ------------

      Net assets available for plan benefits, end of year            $1,873,888   $ 1,452,541   $1,183,953    $ 4,634,558
                                                                     ===========  ============  ===========   ============


                                                                               PARTICIPANT-DIRECTED
                                                                     ----------------------------------------
                                                                                 INTERNATIONAL
                                                                        OTC       GROWTH AND
                                                                     PORTFOLIO    INCOME FUND     SUBTOTAL
                                                                     ----------  -------------  -------------
Additions:
    Employee contributions                                           $ 152,939   $     48,732   $  1,575,703
    Employer contributions                                              77,438         24,439        838,136
    Rollover contributions                                              19,893          4,049        426,671
    Interest and dividend income                                        64,919         16,761        684,621
    Net appreciation (depreciation) in fair value of investments       202,955          6,328      1,782,871
    Loan, interest repayments                                            4,159            486         33,430
    Loans, principal repayments                                         19,298          3,677        187,360
    Transfers in                                                        12,517              -        133,679
    Exchanges in (out)                                                 (42,735)       (24,375)      (305,038)
                                                                     ----------  -------------  -------------

      Total additions                                                  511,383         80,097      5,357,433
                                                                     ----------  -------------  -------------

Deductions:
    Distributions                                                       14,263         13,069        380,749
    Loans to participants                                               31,402         11,081        395,860
    Forfeitures                                                          2,001          1,299         47,147
                                                                     ----------  -------------  -------------

      Total deductions                                                  47,666         25,449        823,756
                                                                     ----------  -------------  -------------

      Net additions                                                    463,717         54,648      4,533,677

Net assets available for plan benefits, beginning of year              511,279        132,913      5,773,820
                                                                     ----------  -------------  -------------

      Net assets available for plan benefits, end of year            $ 974,996   $    187,561   $ 10,307,497
                                                                     ==========  =============  =============

The accompanying notes are an integral part of the financial statements.

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K) TAX-DEFERRED SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, CONTINUED for the year ended December 31, 1998

                                                                                      PARTICIPANT-DIRECTED
                                                                          -------------------------------------------------
                                                                                                     ASSET       ASSET
                                                                          OVERSEAS      ASSET       MANAGER     MANAGER
                                                                            FUND       MANAGER       GROWTH      INCOME
                                                                          ----------  ----------   ----------  ----------
Additions:
    Employee contributions                                                $  77,171   $  47,794    $  58,953   $  18,066
    Employer contributions                                                   37,942      27,019       30,838      12,432
    Rollover contributions                                                   29,380       5,007        6,686      15,350
    Interest and dividend income                                             11,966      39,509       36,937       7,035
    Net appreciation (depreciation) in fair value of investments             25,631     (11,494)        (991)        303
    Loans, interest repayment                                                   754         634        3,356         353
    Loans,  principal repayment                                               8,462       2,355       13,194       2,167
    Transfers in                                                             38,254           -        9,928           -
    Exchanges in (out)                                                      (88,250)      8,021      (26,112)     (4,800)
                                                                          ----------  ----------   ----------  ----------

       Total additions                                                      141,310     118,845      132,789      50,906
                                                                          ----------  ----------   ----------  ----------

Deductions:
    Distributions                                                            16,530      14,024       38,044       1,823
    Loans to participants                                                    10,645       8,129       12,677      10,023
    Forfeitures                                                               2,392       2,219        1,367         299
                                                                          ----------  ----------   ----------  ----------

       Total deductions                                                      29,567      24,372       52,088      12,145
                                                                          ----------  ----------   ----------  ----------

       Net additions                                                        111,743      94,473       80,701      38,761

Net assets available for plan benefits, beginning of year                   239,715     115,980      162,448      47,997
                                                                          ----------  ----------   ----------  ----------

       Net assets available for plan benefits, end of year                $ 351,458   $ 210,453    $ 243,149   $  86,758
                                                                          ==========  ==========   ==========  ==========

                                                                             PARTICIPANT-DIRECTED
                                                                          --------------------------  -------------
                                                                             CASH/
                                                                             LOAN
                                                                             FUND        SUBTOTAL        TOTAL
                                                                          ------------  ------------  -------------
Additions:
    Employee contributions                                                              $   201,984   $  3,268,989
    Employer contributions                                                                  108,231      1,746,804
    Rollover contributions                                                                   56,423        776,148
    Interest and dividend income                                                             95,447      1,687,998
    Net appreciation (depreciation) in fair value of investments                             13,449      3,582,114
    Loans, interest repayment                                                                 5,097         69,590
    Loans,  principal repayment                                           $  (392,479)     (366,301)            (2)
    Transfers in                                                               31,712
    Exchanges in (out)                                                              -      (111,141)       309,784
                                                                          ------------  ------------  -------------

       Total additions                                                       (360,767)        3,189     11,441,425
                                                                          ------------  ------------  -------------

Deductions:
    Distributions                                                             112,938       183,359      1,156,670
    Loans to participants                                                    (912,959)     (871,485)            (2)
    Forfeitures                                                                     -         6,277              2
                                                                          ------------  ------------  -------------

       Total deductions                                                     (800,021)     (681,849)      1,156,670
                                                                          ------------  ------------  -------------

       Net additions                                                          439,254       685,038     10,284,755

Net assets available for plan benefits, beginning of year                     592,724     1,158,864     15,166,729
                                                                          ------------  ------------  -------------

Net assets available for plan benefits, end of year                       $ 1,031,978   $ 1,843,902   $ 25,451,484
                                                                          ============  ============  =============

The accompanying notes are an integral part of the financial statements.

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K) TAX-DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


  1.   DESCRIPTION OF THE PLAN:

       The Plan became effective April 1, 1992.

       The following description of the PRIMUS Automotive Financial Services, Inc. (the "Company") Prime Account 401(k) Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

       a. GENERAL: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All full-time employees are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

       b. CONTRIBUTIONS: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 11 percent of their pre-tax earnings, not to exceed 25 percent of annual earnings including overtime and bonuses. The Company, at its discretion, may match at the rate of 100 percent of the first 2 percent and 50 percent of the next 4 percent of the participants' pre-tax contributions.

       c. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Plan administrative expenses are paid primarily by the Company. Allocations are based on the participant's earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       d. VESTING: Participants are vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their account plus actual earnings thereon is based on continuous service. The Company's matching contributions are vested 20 percent, 50 percent and 100 percent for one, two and three years of service, respectively. A participant becomes fully vested in Company matching contributions automatically upon retirement due to disability, upon death or upon termination of the Plan.

       e. INVESTMENT OPTIONS: Participant contributions are invested in accordance with the participant's election in any of sixteen investment funds. These investment options as of December 31, 1998 are as follows:

          (1) FORD STOCK FUND: The Fund consists of shares of the common stock, $1.00 par value, of Ford and a portion in short-term investments. The value of the fund primarily rises or falls depending upon the stock's performance in the market. Ford stock is subject to economic factors, the stock market in general and factors affecting Ford in particular.

          (2) FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO: A money market mutual fund with a goal to preserve capital, maintain price and provide current income.

          (3) FIDELITY INTERMEDIATE BOND FUND: This is an income mutual fund with a goal to provide high current income. It invests in U.
                  S. and foreign bonds. Select bonds are considered medium to high quality with an average maturity of 3-10 years.

          (4) FIDELITY GROWTH AND INCOME PORTFOLIO: This fund is a growth and income mutual fund with a goal to provide a high total return from a combination of current income and capital growth. It invests primarily in U. S. and foreign stocks that pay current dividends and show potential earnings growth. It may also invest in some bonds.

          (5) FIDELITY PURITAN FUND: This fund is a growth and income mutual fund with a goal to provide income while preserving investment. It invests in a wide variety of U. S. and foreign securities. It includes all types of bonds of any quality as well as common and preferred stock.

          (6) FIDELITY U. S. EQUITY INDEX PORTFOLIO: This fund is a growth and income mutual fund with a goal to duplicate the composition and return of the Standard and Poor's composite index of 500 stocks. It invests primarily in the 500 companies that make up the S&P 500.

          (7) FIDELITY BLUE CHIP GROWTH FUND: This fund is a growth mutual fund with a goal to increase the value of the investment over the long-term through capital growth. It invests primarily in common stocks of well-known, established companies.

       e. INVESTMENT OPTIONS, CONTINUED:

          (8) FIDELITY CONTRAFUND: This fund is a growth mutual fund with a goal to increase the value of investment over the long-term through capital growth. It invests primarily in equity securities of companies whose value is not fully recognized by the public.

          (9) FIDELITY GROWTH COMPANY FUND: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital growth. It invests primarily in stocks of companies with earnings or gross sales that indicate the potential for above average growth.

          (10) FIDELITY MAGELLAN FUND: This fund is a growth mutual fund with a goal to increase the value of investment over the long-term through capital growth. It invests primarily in common stocks of small, medium and large foreign and U. S. companies with investments that are broadly diversified across many different kinds of companies and industries.

          (11) FIDELITY OTC PORTFOLIO: This fund is a growth mutual fund with a goal to increase the value of investment over the long term through capital appreciation. It invests primarily in stocks traded in the "over-the-counter" ("OTC") market, but may also include preferred stocks, debt securities, and other types of investments.

          (12) FIDELITY INTERNATIONAL GROWTH AND INCOME FUND: This fund is a growth and income mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth while also providing current income. It invests primarily in stock that the fund manager feels have growth possibilities. It will keep at least 25 percent of assets invested in bonds for income. Investments may be made in assets in one country but will generally be spread in investments across at least six different countries.

          (13) FIDELITY OVERSEAS FUND: This fund is a growth mutual fund that invests internationally with a goal to increase the value of investment over the long term through capital growth. It investment primarily in stocks and bonds of companies whose principal business activities are outside the U. S.

       e. INVESTMENT OPTIONS, CONTINUED:

          (14) FIDELITY ASSET MANAGER: This fund is an asset allocation mutual fund with a goal to provide high total return with reduced risk over the long term. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers including those in emerging markets. The manager of this fund may gradually shift assets from one type to another, based on the current outlook of the various markets.

          (15) FIDELITY ASSET MANAGER GROWTH: This fund is an asset allocation mutual fund with a goal to provide high total return. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of this fund may gradually shift assets from one type to another, based on the current outlook of the various markets.

          (16) FIDELITY ASSET MANAGER INCOME: This fund is an asset allocation mutual fund with a goal to provide high current income. It invests in stocks, bonds and short term instruments of U. S. and foreign issuers. The manager of the fund may gradually shift assets from one type to another based on the current outlook of the various markets.

       f. INVESTMENT PARTICIPATION: The number of participants in each investment option at December 31, 1998 are as follows:


                                                                   NUMBER
                                                                     OF
                     PARTICIPANTS                               PARTICIPANTS
-------------------------------------------------------        ---------------
Ford Stock Fund                                                           748
Retirement Government Money Market Portfolio                              312
Intermediate Bond Fund                                                    281
Growth and Income Portfolio                                               573
Puritan Fund                                                              189
U. S. Equity Index Portfolio                                              566
Blue Chip Growth Fund                                                     578
Contra Fund                                                               435
Growth Company Fund                                                       348
Magellan Fund                                                             832
OTC Portfolio                                                             276
International Growth and Income Fund                                      124
Overseas Fund                                                             162
Asset Manager                                                              90
Asset Manager Growth                                                      100
Asset Manager Income                                                       43

       g. PARTICIPANT LOANS: Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum of $50,000. Loan interest rates are set monthly but will not change during the term of the loan. Loan transactions are treated as a transfer to/from the investment fund from/to the Cash/Loan Fund. The interest rate will be the prime rate as quoted in The Wall Street Journal.

       h. PAYMENT OF BENEFITS: Benefits are payable upon termination or upon normal retirement at age 65 in a cash lump-sum payment.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       a. BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. INVESTMENTS: The Plan allows its participants to direct their share of contributions and earnings to sixteen different investment mediums, which are held by Fidelity Investments and are stated at fair value as of December 31, 1998, as determined by quoted market prices.

          Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       c. PAYMENT OF BENEFITS: Benefits are recorded when paid.

       d. CONTRIBUTIONS: Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

       e. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       f. RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

  3.   INVESTMENTS:

       The fair value of individual investments representing five percent or more of the Plan's net assets are as follows as of December 31, 1998:

          Ford Stock Fund                                                                                $  3,226,969
          Retirement Government Money Market Portfolio                                                      1,960,918
          Intermediate Bond Fund                                                                            1,284,819
          U. S. Equity Index Portfolio                                                                      4,618,351
          Contrafund                                                                                        1,452,541
          Magellan Fund                                                                                     4,634,558
          Growth and Income Fund                                                                            1,694,587
          Blue Chip Fund                                                                                    1,873,888
                                                                                                         -------------

                                                                                                         $ 20,746,631
                                                                                                         =============

  4.   TRANSACTIONS WITH PARTIES-IN-INTEREST:

       Certain administrative expenses pertaining to the operation of the Plan are paid by the Company. In addition, various administrative, legal and accounting services are performed on behalf of the Plan, and no charges are made to the Plan for these services. Purchases and sales of Ford stock are routinely made by the Plan trustee in accordance with the provisions of the Plan or at the request of certain participants.



  5.   TAX STATUS:

       The Internal Revenue Service has determined and informed the Company by a letter dated November 20, 1995, that the Plan is in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  6.   OTHER:

       On March 2, 1998, the Board of Directors of Ford approved the spin-off of all of Ford's 80.7 percent interest in the Associates First Capital Corporation (the "Associates:") by declaring a dividend on the Ford's outstanding shares of common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Ford stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford common and Class B stockholders, i.e., $22.12 for each share of Ford stock owned as of the record date. Both the spin-off dividend and the cash dividend were paid on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

       Fifty two percent of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $362,836 was invested in other plan options and $1,202 was paid out in cash directly to plan participants.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford common stock in an expeditious and prudent manner.



7.     SUBSEQUENT EVENT (PLAN TERMINATION):

       The Plan was merged into the Ford Savings and Stock Investment Plan for Salaried Employees ("SSIP") on June 1, 1999. At that time, the Plan assets were transferred to the SSIP, and the employees of the Company became employees of Ford Motor Credit Company, a subsidiary of Ford, and began participating in the SSIP subject to the terms of the SSIP.

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K)
TAX-DEFERRED SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of December 31, 1998


              (B)                                        (C)
          IDENTITY OF                        DESCRIPTION OF INVESTMENT,
            ISSUER,                           INCLUDING MATURITY DATE,                                (E)
        BORROWER, LESSOR                    RATE OF INTEREST, COLLATERAL,                           CURRENT
(A)     OR SIMILAR PARTY                        PAR OR MATURITY VALUE                       (D)      VALUE
-----  -------------------  --------------------------------------------------------------       -------------
 *     Ford Motor Company   Ford Motor Company Common Stock, 174,148 units at $18.53        -    $  3,226,969

 *     Fidelity             Retirement  Government  Money  Market  Portfolio,   1,960,921   -
                            units at $1.00                                                          1,960,918

 *     Fidelity             Intermediate Bond Fund, 125,104 units at $10.27                 -       1,284,819

 *     Fidelity             Growth and Income Portfolio, 36,967 units at $45.84             -       1,694,587

 *     Fidelity             Puritan Fund, 21,651 units at $20.07                            -         434,547

 *     Fidelity             U. S. Equity Index Portfolio, 132,559 units at $34.84           -       4,618,351

 *     Fidelity             Blue Chip Growth Fund, 37,188 units at $50.39                   -       1,873,888

 *     Fidelity             Contrafund, 25,577 units at $56.79                              -       1,452,541

 *     Fidelity             Growth Company Fund, 23,206 units at $51.02                     -       1,183,953

 *     Fidelity             Magellan Fund, 38,359 units at $120.82                          -       4,634,558

 *     Fidelity             OTC Portfolio, 22,347 units at $43.63                           -         974,996

 *     Fidelity             International Growth and Income Fund, 8,970 units at $20.91     -         187,561

 *     Fidelity             Overseas Fund, 9,768 units at $35.98                            -         351,458

 *     Fidelity             Asset Manager, 12,102 units at $17.39                           -         210,453

 *     Fidelity             Asset Manager Growth, 13,017 units at $18.68                    -         243,149

 *     Fidelity             Asset Manager Income, 7,042 units at $12.32                     -          86,758

       Participant loans    Remaining  maturity  dates  range  from 1 month to 10  years,
                            interest rates range from 6 to 9 percent                                1,031,978
                                                                                                 -------------

                                                                                                 $ 25,451,484
                                                                                                 =============

*Party-in-interest
- Not required per Department of Labor reporting

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K) TAX-DEFERRED SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998



                                                                                                                  (F)
            (A)                                                            (C)          (D)          (E)        EXPENSES
        IDENTITY OF                            (B)                      PURCHASE      SELLING       LEASE       INCURRED
      PARTY INVOLVED                   DESCRIPTION OF ASSET               PRICE        PRICE        RENTAL        WITH
                                                                                                              TRANSACTION*
----------------------------  ---------------------------------------  ------------  -----------   ---------  -------------
REPORTING CRITERION I:        Any  single  transaction  in excess of
                              five percent of current  value of plan
                              assets.

                              None

REPORTING CRITERION II:       Any  series of  transactions  in other
                              than  securities  in  excess  of  five
                              percent of the  current  value of plan
                              assets.

                              None.

REPORTING CRITERION III:      Any   series   of    transactions   in
                              securities  in excess of five  percent
                              of current value of plan assets

    Ford Motor Company        Ford Motor Company Common Stock:
                                 207 Purchases                         $ 2,121,634
                                 156 Sales                                           $  929,966
    Fidelity                  Retirement Government Money Market
                                   Portfolio:
                                 165 Purchases                           1,169,636
                                 119 Sales                                              527,952
    Fidelity                  Growth and Income Portfolio:
                                 174 Purchases                             924,930
                                 129 Sales                                              483,514
    Fidelity                  U. S. Equity Index Portfolio:
                                 167 Purchases                           1,035,853
                                 131 Sales                                              797,426
    Fidelity                  Blue Chip Growth Fund:
                                 181 Purchases                           1,045,557
                                 132 Sales                                              471,663

                                                     (H)
                                                   CURRENT
                                                    VALUE
            (A)                        (G)       OF ASSET ON       (I)
        IDENTITY OF                   COST       TRANSACTION    NET GAIN
      PARTY INVOLVED                OF ASSET        DATE        OR (LOSS)
----------------------------       ------------  ------------   ----------
REPORTING CRITERION I:





REPORTING CRITERION II:






REPORTING CRITERION III:



    Ford Motor Company
                                   $   212,634   $ 2,121,634    $ 251,052
                                       678,914
    Fidelity

                                     1,169,636     1,169,636
                                       527,952
    Fidelity
                                       924,930       924,930       67,504
                                       416,010
    Fidelity
                                     1,035,853     1,035,853
                                       604,285                    193,141
    Fidelity
                                     1,045,557     1,045,557
                                       425,468                     46,195

PRIMUS AUTOMOTIVE FINANCIAL SERVICES, INC. PRIME ACCOUNT 401(K)
TAX-DEFERRED SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, CONTINUED



                                                                                                                  (F)
                                                                                                                EXPENSES
            (A)                                                            (C)          (D)          (E)        INCURRED
        IDENTITY OF                            (B)                      PURCHASE      SELLING       LEASE         WITH
      PARTY INVOLVED                   DESCRIPTION OF ASSET               PRICE        PRICE        RENTAL    TRANSACTION*
----------------------------  ---------------------------------------  ------------  -----------   ---------  -------------
REPORTING CRITERION III,
       continued:
    Fidelity                  Contrafund:
                                 151 Purchases                         $   713,107
                                 102 Sales                                           $  320,003
    Fidelity                  Magellan Fund:
                                 198 Purchases                           1,612,537
                                 159 Sales                                              651,133
    Fidelity                  Growth Company Fund:
                                 129 Purchases                             704,324
                                   88 Sales                                             191,003
    Fidelity                  Intermediate Bond Fund:
                                 146 Purchases                           1,373,619
                                   99 Sales                                             826,266

REPORTING CRITERION IV:       Any transaction within the plan year with respect
                              to securities with or in conjunction with a person
                              with whom any prior or subsequent single five
                              percent security transactions within the plan year
                              took place.

                              None.



                                                    (H)
                                                  CURRENT
                                                   VALUE
            (A)                       (G)       OF ASSET ON       (I)
        IDENTITY OF                  COST       TRANSACTION    NET GAIN
      PARTY INVOLVED               OF ASSET         DATE       OR (LOSS)
----------------------------      ------------  ------------   ----------
REPORTING CRITERION III,
       continued:
    Fidelity
                                  $   713,107   $   713,107
                                      373,629                  $(53,626)
    Fidelity
                                    1,612,537     1,612,537
                                      565,285                     85,848
    Fidelity
                                      704,324       704,324
                                      182,825                      8,178
    Fidelity
                                    1,373,619     1,373,619
                                      826,919                      (653)

REPORTING

Note A: Transactions already reported under Criterion I are not reported here.

* Information regarding expenses incurred with each transaction was not available from the Trustee.

                                 EXHIBIT INDEX

                                                                 Sequential
                                                                 Page Number
Designation                     Description                      at Which Found
-----------                     -----------                      --------------

Exhibit 23           Consent of PricewaterhouseCoopers LLP